Exhibit 12.1
AMREP Corporation
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

						Nine Months
						Ended
	Fiscal Year Ended April 30,					January 31,
	2002	2003	2004	2005	2006	2007

Income from continuing operations before income taxes	$6,163	$9,857	$17,935	$22,914	$32,727	$61,580
Fixed charges less capitalized interest	2,578	2,114	5,170	3,936	3,353	2,418

Earnings available to cover fixed charges	$8,741	$11,971	$23,105	$26,850	$36,080	$63,998

Fixed charges, as defined:
Interest, net	$1,265	$582	$944	$660	$344	$326
Capitalized interest	769	287	126	65	21	150
Portion of rent representative of interest	1,313	1,532	4,226	3,276	3,009	2,092

Total fixed charges	$3,347	$2,401	$5,296	$4,001	$3,374	$2,568

Ratio of earnings to fixed charges	2.61	4.99	4.36	6.71	10.69	24.92

The ratio of earnings to fixed charges has been computed by dividing total earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges were calculated by adding income from continuing operations before income taxes and fixed charges less capitalized interest. Fixed charges consist of interest expense, net, capitalized interest and an estimate of rent expense as representative of the interest portion of rentals.